Filed Pursuant to Rule 424(b)(3)

Registration No. 333-240260

PROSPECTUS SUPPLEMENT NO. 3

(to prospectus dated April 2, 2021)

Immatics N.V.

39,332,281 ordinary shares

This prospectus supplement amends and supplements the prospectus dated April 2, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-240260). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in Exhibit 99.1 of our Report on Form 6-K furnished to the Securities and Exchange Commission on May 26, 2021 (the “Form 6-K”). Accordingly, we have attached Exhibit 99.1 of the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are traded on The Nasdaq Stock Market LLC (the “Nasdaq”) under the symbol “IMTX.” On May 25, 2021, the last reported sale price of our ordinary shares as reported on Nasdaq was $11.21 per share.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 26, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2021

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1

PRESS RELEASE

Immatics Announces Changes to its Board of Directors

Tuebingen, Germany and Houston, Texas, May 26, 2021 – Immatics N.V. (NASDAQ: IMTX, “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today announced changes to its Board of Directors. Christof Hettich, L.L.D., Managing Partner and founding member of the dievini Hopp BioTech holding GmbH & Co. KG, has decided to step down from Immatics’ Board of Directors. He has been a member of Immatics’ Board of Directors since 2006. Former Immatics Board member Friedrich von Bohlen und Halbach, PhD, Managing Partner and co-founder of dievini Hopp BioTech Holding GmbH & Co. KG has been nominated to be his successor. The election will take place at Immatics’ Annual General Meeting on June 17, 2021.

Peter Chambré, Chairman of Immatics’ Board of Directors commented: “I would like to thank Christof Hettich on behalf of my fellow Board members and the Immatics’ management team for his tremendous contributions to the company for more than 15 years. He has been instrumental in the development of Immatics over this period. We would be delighted to welcome Friedrich von Bohlen und Halbach back to our Board of Directors.”

Dr. Friedrich von Bohlen und Halbach is Managing Partner and co-founder of dievini Hopp BioTech Holding GmbH & Co. KG., the company managing the life science activities and investments of Dietmar Hopp, co-founder of SAP, and his family. Friedrich von Bohlen und Halbach holds a diploma in biochemistry from the University of Zurich and a PhD in neurobiology from the Swiss Federal Institute of Technology (ETH) in Zurich. He held various positions at Fresenius AG, FAG Kugelfischer KGaA and WASAG Chemie AG. In 1997 he founded LION bioscience AG whose CEO he was for seven years. He is chairman of the Board of Apogenix AG and Novaliq GmbH, and board member of CureVac AG, Heidelberg Pharma AG and Co-Chair of the Evaluation Board of the Wyss Translational Center Zurich. Friedrich von Bohlen und Halbach is also co-founder and Managing Director of Molecular Health GmbH. Friedrich von Bohlen und Halbach has been a member of Immatics‘ Board of Directors from 2006 to 2020.

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About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of

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Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

For more information, please contact:

For media enquiries	Investor Relations Contact
Jacob Verghese or Stephanie May	John Graziano
Trophic Communications	Solebury Trout
Phone: +49 89 2388 7731	Phone: +1 646-378-2942
immatics@trophic.eu	jgraziano@soleburytrout.com

Immatics N.V.	Investor Relations Contact
Anja Heuer	Jordan Silverstein
Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281-810-7545
media@immatics.com	InvestorRelations@immatics.com

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